Exhibit 99.1

PRELIMINARY NOTE

The unaudited condensed Interim Consolidated Financial Statements for the three-month and the nine-month periods ended September 30, 2017, included herein, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in U.S. dollars. Effective in the third quarter of 2017, Cellectis changed the presentation currency of its consolidated financial statements from the euro to the U.S. dollar in order to enhance comparability with peers, which primarily present their financial statements in U.S. dollar. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (Unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

$ in thousands

		As of
	Notes	December 31, 2016	September 30, 2017
ASSETS
Non-current assets
Intangible assets		1,343	1,470
Property, plant, and equipment	5	16,900	8,229
Other non-current financial assets		691	989

Total non-current assets		18,935	10,688
Current assets
Inventories		118	125
Trade receivables	6.1	3,627	2,897
Subsidies receivables	6.2	8,723	16,796
Other current assets	6.3	8,870	14,788
Current financial assets	7.1	36,592	40,240
Cash and cash equivalents	7.2	254,568	263,862

Total current assets		312,498	338,707

TOTAL ASSETS		331,432	349,395

LIABILITIES
Shareholders’ equity
Share capital	11	2,332	2,365
Premiums related to the share capital		568,185	604,551
Treasury share reserve		(416)	(302)
Currency translation adjustment		(22,174)	(530)
Retained earnings		(207,875)	(251,413)
Net income (loss)		(67,255)	(72,266)

Total shareholders’ equity—Group Share		272,795	282,405
Non-controlling interests		1,876	17,733

Total shareholders’ equity		274,671	300,138
Non-current liabilities
Non-current financial liabilities	8	30	17
Non-current provisions	14	560	697

Total non-current liabilities		590	714

Current liabilities
Current financial liabilities	8	1,730	29
Trade payables		9,722	12,693
Deferred revenues and deferred income	10	38,929	29,763
Current provisions	14	594	923
Other current liabilities	9	5,196	5,135

Total current liabilities		56,171	48,543

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		331,432	349,395

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except per share amounts

		For the nine-month period ended September 30,
	Notes	2016	2017
Revenues and other income
Revenues	3.1	36,702	19,416
Other income	3.1	6,754	7,286

Total revenues and other income		43,456	26,702

Operating expenses
Royalty expenses	3.2	(1,155)	(1,748)
Research and development expenses	3.2	(58,269)	(58,525)
Selling, general and administrative expenses	3.2	(31,063)	(31,830)
Other operating income and expenses		186	317

Total operating expenses		(90,300)	(91,787)

Operating income (loss)		(46,844)	(65,085)

Financial gain (loss)		(7,061)	(9,969)

Net income (loss)		(53,905)	(75,054)

Attributable to shareholders of Cellectis		(53,905)	(72,266)
Attributable to non-controlling interests		—	(2,788)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ($ /share)		(1.53)	(2.03)
Diluted net income (loss) per share ($ /share)		(1.53)	(2.03)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

$ in thousands

	For the nine-month period ended September 30,
	2016	2017
Net income (loss)	(53,905)	(75,054)

Actuarial gains and losses	(105)	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	(105)	—

Currency translation adjustment	6,858	21,276

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	6,858	21,276

	—
Total Comprehensive income (loss)	(47,152)	(53,778)

Attributable to shareholders of Cellectis	(47,152)	(50,621)
Attributable to non-controlling interests	—	(3,157)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

$ in thousands, except per share amounts

		For the three-month period ended September 30,
	Notes	2016	2017
Revenues and other income
Revenues	3.1	11,266	6,122
Other income	3.1	1,356	1,131

Total revenues and other income		12,622	7,253

Operating expenses
Royalty expenses	3.2	(348)	(569)
Research and development expenses	3.2	(15,434)	(20,289)
Selling, general and administrative expenses	3.2	(9,726)	(12,153)
Other operating income and expenses		(15)	54

Total operating expenses		(25,522)	(32,956)

Operating income (loss)		(12,900)	(25,703)

Financial gain (loss)		(1,156)	(3,393)

Net income (loss)		(14,056)	(29,096)

Attributable to shareholders of Cellectis		(14,056)	(26,154)
Attributable to non-controlling interests		—	(2,942)
Basic / Diluted net income (loss) per share attributable to shareholders of Cellectis	13
Basic net income (loss) per share ( $ /share)		(0.40)	(0.73)
Diluted net income (loss) per share ( $ /share)		(0.40)	(0.73)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

$ in thousands

	For the three-month period ended September 30,
	2016	2017
Net income (loss)	(14,056)	(29,096)

Actuarial gains and losses	—	—

Other comprehensive income (loss) that will not be reclassified subsequently to income or loss	—	—

Currency translation adjustment	841	8,877

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	841	8,877

Total Comprehensive income (loss)	(13,215)	(20,219)

Attributable to shareholders of Cellectis	(13,215)	(16,901)
Attributable to non-controlling interests	—	(3,318)

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED CASH FLOWS

$ in thousands

		For the nine-month period ended September 30,
	Notes	2016	2017
Cash flows from operating activities

Net loss for the period		(53,905)	(75,054)

Reconciliation of net loss and of the cash used in operating activities
Adjustments for
Amortization and depreciation		1,626	1,972
Net loss (income) on disposals		12	13
Net financial gain (loss)		7,063	9,969
Expenses related to share-based payments		44,534	38,940
Provisions		(492)	301
Interest (paid) / received		1,719	790

Operating cash flows before change in working capital		557	(23,069)

Decrease (increase) in inventories		58	7
Decrease (increase) in trade receivables and other current assets		(9,011)	(1,954)
Decrease (increase) in subsidies receivables		(6,908)	(6,688)
(Decrease) increase in trade payables and other current liabilities		(4,736)	1,866
(Decrease) increase in deferred income		(14,333)	(12,977)

Change in working capital		(34,931)	(19,746)

Net cash flows provided by (used in) operating activities		(34,374)	(42,814)

Cash flows from investment activities
Proceeds from disposal of property, plant and equipment		—	6,957
Acquisition of intangible assets		(337)	(266)
Acquisition of property, plant and equipment		(12,564)	(1,867)
Net change in non-current financial assets		214	(120)
Sale (Acquisition) of current financial assets		(87,913)	(2,407)

Net cash flows provided by (used in) investing activities		(100,599)	2,297

Cash flows from financing activities
Increase in share capital net of transaction costs		724	2,085
Shares of Calyxt isued to third parties		—	38,144
Decrease in borrowings		(82)	(30)
Treasury shares		(211)	114

Net cash flows provided by (used in) financing activities		430	40,313

		—
(Decrease) increase in cash		(134,543)	(204)

Cash and cash equivalents at the beginning of the year		342,111	254,568
Effect of exchange rate changes on cash		366	9,498

Cash and cash equivalents at the end of the period	7	207,933	263,862

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

$ in thousands, except share data

		Share Capital Ordinary Shares							Equity
	Notes	Number of shares	Amount	Premiums related to share capital	Treasury shares reserve	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2016		35,178,614	2,323	509,938	(279)	(17,853)	(185,120)	(22,796)	286,213	789	287,002
Net Loss		—	—	—	—	—	—	(53,905)	(53,905)	—	(53,905)
Other comprehensive income (loss)		—	—	—	—	6,858	(105)	—	6,753	—	6,753

Total comprehensive income (loss)		—	—	—	—	6,858	(105)	(53,905)	(47,152)	—	(47,152)
Allocation of prior period loss		—	—	—	—	—	(22,796)	22,796	—	—	—
Treasury shares		—	—	—	(211)	—	—	—	(211)	—	(211)
Exercise of share warrants and employee warrants		154,958	9	727	—	—	(6)	—	730	—	730
Share based compensation	12	—	—	43,682	—	—	—	—	43,682	853	44,534
Other movements		—	—	—	—	—	(224)	—	(224)	—	(224)

As of September 30, 2016		35,333,572	2,332	554,346	(491)	(10,995)	(208,251)	(53,905)	283,037	1,642	284,679

As of January 1, 2017		35,335,060	2,332	568,185	(416)	(22,174)	(207,875)	(67,255)	272,795	1,876	274,671
Net Loss		—	—	—	—	—	—	(72,266)	(72,266)	(2,788)	(75,054)
Other comprehensive income (loss)		—	—	—	—	21,645	—		21,645	(369)	21,276

Total comprehensive income (loss)		—	—	—	—	21,645	—	(72,266)	(50,621)	(3,157)	(53,778)
Allocation of prior period loss		—	—	—	—	—	(67,255)	67,255	—	—	—
Capital Increase		466,950	26	—	—	—	(26)	—	—	—	—
Transaction with subsidiaries (1)		—	—	—	—	—	23,745	—	23,745	14,399	38,143
Treasury shares		—	—	—	114	—	—	—	114	—	114
Exercise of share warrants and employee warrants	11	126,730	7	2,078	—	—	—	—	2,085	—	2,085
Share based compensation	12	—	—	34,325	—	—	—	—	34,325	4,615	38,940
Other movements		—	—	(36)	—	—	(1)	—	(38)	—	(38)

As of September 30, 2017		35,928,740	2,365	604,551	(302)	(530)	(251,413)	(72,266)	282,405	17,733	300,138

(1)	Net proceeds to Calyxt from the Calyxt IPO of $58.0 million after deduction of $3.1 million of underwriting discounts and commissions and $3.3 million of other offering expenses. Equity of Calyxt attributable to non-controlling interests of 20.2% is $11.7 million and equity of Calyxt attributable to Cellectis of 79.8% is $26.4 million (after consideration of Cellectis’ investment in shares of Calyxt issued as part of the Calyxt IPO for a purchase price of $20 million).

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2017

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as, through our subsidiary, Calyxt Inc., to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Interim Consolidated Financial Statements of Cellectis as of and for the nine-month period ended September 30, 2017 were approved by our Board of Directors on November 10, 2017.

Our Interim Consolidated Financial Statements are presented in U.S. dollars. See Note 2.2.

The Interim Consolidated Financial Statements for the nine-month period ended September 30, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for the nine-month period ended September 30, 2017 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2016.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2017 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 7 “Statement of Cash Flows” (applicable for periods beginning after January 1, 2017)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2018. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

•	Amendment to IFRS 9 “Financial Instruments – Prepayment Features with Negative Compensation” (applicable for periods beginning after January 1, 2019)

•	IFRIC 23 “Uncertainty over Income Tax Treatments” (applicable for periods beginning after January 1, 2019)

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 “Revenue”. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cellectis began its IFRS 15 implementation project with a diagnostic phase. The different categories of contracts with customers of Cellectis, which have been reviewed, are:

•	Collaboration agreements

•	Licensing agreements

Cellectis will apply IFRS 15 with effect from January 1, 2018 using the retrospective method. It will lead to a deferral of collaboration revenue (especially milestone payments) from fiscal years of 2014 and 2015 with a negative opening equity adjustment of $1.8 million for fiscal year 2016. Except for this opening equity impact, IFRS 15 will not have any impact in the financial statements for fiscal year 2016, and the nine-month period ended September 30, 2017.

In January 2016, the IASB issued IFRS 16 (“Leases”), which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use). Cellectis is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

2.2 Change in the presentation currency of the financial statements

The Interim Consolidated Financial Statements are presented in U.S. dollars, which differs from the functional currency of Cellectis S.A., which is the Euro. We decided to change the reporting currency from Euro to U.S. dollars in the third quarter 2017, using the retrospective method. We believe that this change will enhance comparability with peers, which primarily present their financial statements in U.S. dollars.

The effects of the change in presentation currency on the comparative consolidated financial statements are as follows:

•	The various items of assets and liabilities in dollars correspond to the amounts published in euros converted at the European Central Bank’s (“ECB”) daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period. The same methodology is applied for total equity. As a result, the change in the presentation currency of the consolidated financial statements has no effect on the various items of assets and liabilities in dollars, neither on total equity.

•	The recalculation of translation adjustments has an effect on the allocation of total equity for the comparative periods presented between currency translation adjustments and other components of shareholders’ equity and the amount of other comprehensive income (loss), such as indicated in the following tables:

As of December 31, 2014	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Shareholders’ equity
Share capital	1,472	1,788	226	2,014
Premiums, Retained earnings and Net income	60,327	73,243	9,922	83,165
Treasury share reserve	(251)	(305)	(49)	(354)
Currency translation adjustment	(762)	(925)	(10,099)	(11,024)

Total shareholders’ equity—Group Share	60,786	73,801	—	73,801

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.82365 euro for 1 dollar.

(b)	Difference between the historical exchange rates and the closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.82365 euro for 1 dollar.

As of December 31, 2015	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Shareholders’ equity
Capital	1,759	1,915	408	2,323
Premiums, Retained earnings and Net income	262,950	286,274	15,748	302,021
Treasury share reserve	(184)	(200)	(80)	(279)
Currency translation adjustment	(1,632)	(1,776)	(16,077)	(17,853)

Total shareholders’ equity—Group Share	262,894	286,213	—	286,213

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.91852 euro for 1 dollar.
(b)	Difference between the historical exchange rates and the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.91852 euro for 1 dollar.

As of December 31, 2016	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments (b)	Consolidated financial statement ($ in thousand)
Shareholders’ equity
Capital	1,767	1,862	470	2,332
Premiums, Retained earnings and Net income	254,834	268,622	24,432	293,054
Treasury share reserve	(307)	(324)	(92)	(416)
Currency translation adjustment	2,500	2,635	(24,810)	(22,174)

Total shareholders’ equity—Group Share	258,794	272,795	—	272,795

(a)	Converted at the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e., 0.94867 euro for 1 dollar.
(b)	Difference between the historical exchange rates and the ECB’s closing daily reference exchange rate for dollar / euro exchanges (as published by Banque de France) at the end of the period, i.e. 0.94867 euro for 1 dollar.

Net income (loss), Group Share	Consolidated financial statement as reported (€ in thousand)	Consolidated financial statement as reported converted (a) ($ in thousand)	Adjustments	Consolidated financial statement ($ in thousand)
2016	(60,776)	(67,255)	—	(67,255)
2015	(20,544)	(22,796)	—	(22,796)
2014	20	27	—	27

(a)	Converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France), i.e. 0.90366 euro for 1 dollar in 2016, 0.90121 euro for 1 dollar in 2015 and 0.75254 euro for 1 dollar in 2014.

By convention and for practicability purpose, the differences have been recalculated on a cumulative basis from January 1, 2014.

The amounts shown in the income statements and in the cash flow statements in dollars correspond to the amounts reported in euros converted at the average for the applicable annual period of the ECB’s daily reference exchange rate for dollar / euro exchanges (as published by Banque de France).

All financial information (unless indicated otherwise) is presented in thousands of U.S. dollars.

The statements of financial position of consolidated entities having a functional currency different from the U.S. dollar are translated into U.S. dollars at the closing exchange rate (spot exchange rate at the statement of financial position date) and the statements of income, statements of comprehensive income and statements of cash flow of such consolidated entities are translated at the average period to date exchange rate. The resulting translation adjustments are included in equity under the caption “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Changes in Shareholders’ Equity.

2.3 Consolidated entities and non-controlling interests

As of December 31, 2016 and for the nine-month period ended September 30, 2017 the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

As of September 30, 2017, Cellectis S.A. owns 100% of Cellectis, Inc. and approximately 79.8% of Calyxt’s outstanding shares of common stock.

Until July 25, 2017, Cellectis S.A. fully owned Calyxt, Inc. On July 25, 2017, Calyxt closed its IPO with $64.4 million in gross proceeds to Calyxt from the sale of 8.050.000 million shares at $8 per share, including the full exercise of the underwriter’s over-allotment option and Cellectis’ purchase of $20.0 million of shares in the IPO. Calyxt’s shares of common stock are traded on NASDAQ under the symbol “CLXT”.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

3.1.1 For the nine-month periods ended September 30

Revenues by country of origin and other income

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
From France	36,375	19,095
From USA	327	322

Revenues	36,702	19,416

Research tax credit	6,609	7,111
Subsidies and other	145	175

Other income	6,754	7,286

Total revenues and other income	43,456	26,702

Revenues by nature

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
Recognition of previously deferred upfront payments	15,923	11,142
Other revenues	18,671	6,590

Collaboration agreements	34,594	17,732

Licenses	2,035	1,627
Products & services	73	57

Total revenues	36,702	19,416

3.1.2 For the three-month periods ended September 30

Revenues by country of origin and other income

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
From France	11,162	6,084
From USA	104	38

Revenues	11,266	6,122

Research tax credit	1,334	1,103
Subsidies and other	22	28

Other income	1,356	1,131

Total revenues and other income	12,622	7,253

Revenues by nature

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
Recognition of previously deferred upfront payments	4,473	4,089
Other revenues	6,009	1,439

Collaboration agreements	10,482	5,528

Licenses	761	567
Products & services	22	27

Total revenues	11,266	6,122

3.2 Operating expenses

3.2.1 For the nine-month periods ended September 30

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
Royalty expenses	(1,155)	(1,748)

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
Research and development expenses
Wages and salaries	(8,979)	(9,074)
Social charges on stock option grants	(1,883)	—
Non-cash stock based compensation expense	(25,583)	(18,853)

Personnel expenses	(36,445)	(27,927)

Purchases and external expenses	(20,735)	(29,090)
Other	(1,089)	(1,509)

Total research and development expenses	(58,269)	(58,525)

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(3,324)	(4,951)
Social charges on stock option grants	(1,642)	—
Non-cash stock based compensation expense	(18,952)	(20,088)

Personnel expenses	(23,917)	(25,040)

Purchases and external expenses	(6,465)	(5,915)
Other	(681)	(875)

Total selling, general and administrative expenses	(31,063)	(31,830)

	For the nine-month period ended September 30,
	2016	2017
	$ in thousands
Personnel expenses
Wages and salaries	(12,303)	(14,026)
Social charges on stock option grants	(3,524)	—
Non-cash stock based compensation expense	(44,534)	(38,940)

Total personnel expenses	(60,362)	(52,966)

3.2.2 For the three-month periods ended September 30

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
Royalty expenses	(348)	(569)

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
Research and development expenses
Wages and salaries	(2,767)	(2,967)
Non-cash stock based compensation expense	(7,495)	(5,164)

Personnel expenses	(10,263)	(8,130)

Purchases and external expenses	(4,905)	(11,665)
Other	(265)	(494)

Total research and development expenses	(15,434)	(20,289)

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
Selling, general and administrative expenses
Wages and salaries	(1,396)	(1,934)
Non-cash stock based compensation expense	(6,030)	(7,647)

Personnel expenses	(7,426)	(9,581)

Purchases and external expenses	(2,002)	(2,267)
Other	(298)	(304)

Total selling, general and administrative expenses	(9,726)	(12,153)

	For the three-month period ended September 30,
	2016	2017
	$ in thousands
Personnel expenses
Wages and salaries	(4,163)	(4,902)
Non cash stock based compensation expense	(13,526)	(12,810)

Total personnel expenses	(17,688)	(17,711)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President, Chief Operating Officer;

•	The Executive Vice President Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Chief Medical Officer;

•	The Chief Regulatory & Compliance Officer; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development (i) of products in the field of immuno-oncology and (ii) of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on creating healthier specialty food ingredients and agriculturally advantageous food crops through the use of gene editing technology for plants. It corresponds to the activity of our U.S.-based majority-owned subsidiary, Calyxt, Inc., which is currently based in New Brighton, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses to the reportable segments.

With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of the 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based compensation expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, management believes that this financial measure, when considered together with the Company’s IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Details of key performance indicators by reportable segment for the nine-month periods ended September 30

	For the nine-month period ended September 30, 2016			For the nine-month period ended September 30, 2017
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	410	44,550	44,960	637	27,900	28,537
Inter-segment revenues	(83)	(1,421)	(1,504)	(128)	(1,707)	(1,835)

External revenues and other income	327	43,129	43,456	509	26,193	26,702

Research and development expenses	(2,837)	(55,432)	(58,269)	(4,216)	(54,309)	(58,525)
Selling, general and administrative expenses	(3,372)	(27,692)	(31,063)	(8,258)	(23,572)	(31,830)
Royalties and other operating income and expenses	(380)	(588)	(968)	(83)	(1,348)	(1,431)

Total operating expenses	(6,588)	(83,712)	(90,300)	(12,557)	(79,229)	(91,787)

Operating income (loss) before tax	(6,261)	(40,583)	(46,844)	(12,048)	(53,037)	(65,085)

Financial gain (loss)	(4)	(7,056)	(7,061)	(131)	(9,837)	(9,969)

Net income (loss)	(6,266)	(47,639)	(53,905)	(12,179)	(62,874)	(75,054)

Non-controlling interests	—	—	—	(2,788)	—	(2,788)

Net income (loss) attributable to shareholders of Cellectis	(6,266)	(47,639)	(53,905)	(9,392)	(62,874)	(72,266)

Adjustment of share-based compensation	853	43,682	44,534	4,615	34,325	38,940

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,413)	(3,958)	(9,371)	(4,776)	(28,549)	(33,326)

Depreciation and amortization	(150)	(1,476)	(1,626)	(417)	(1,555)	(1,972)
Additions to tangible and intangible assets	10,290	2,944	13,234	680	1,463	2,143

Details of key performance indicators by reportable segment for the three-month periods ended September 30

	For the three-month period ended September 30, 2016			For the three-month period ended September 30, 2017
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	136	12,959	13,095	144	7,700	7,843
Inter-segment revenues	(32)	(440)	(473)	(43)	(547)	(590)

External revenues and other income	105	12,517	12,622	100	7,153	7,253

Research and development expenses	(934)	(14,500)	(15,434)	(1,847)	(18,442)	(20,289)
Selling, general and administrative expenses	(1,266)	(8,460)	(9,726)	(4,569)	(7,583)	(12,153)
Royalties and other operating income and expenses	(46)	(316)	(363)	(5)	(509)	(515)

Total operating expenses	(2,246)	(23,276)	(25,522)	(6,422)	(26,534)	(32,956)

Operating income (loss) before tax	(2,141)	(10,759)	(12,900)	(6,322)	(19,381)	(25,703)

Financial gain (loss)	(38)	(1,118)	(1,156)	53	(3,446)	(3,393)

Net income (loss)	(2,179)	(11,877)	(14,056)	(6,269)	(22,827)	(29,096)

Non-controlling interests	—	—	—	(2,942)	—	(2,942)

Net income (loss) attributable to shareholders of Cellectis	(2,179)	(11,877)	(14,056)	(3,327)	(22,827)	(26,154)

Adjustment of share-based compensation	348	13,177	13,526	3,051	9,758	12,810

Adjusted net income (loss) attributable to shareholders of Cellectis	(1,832)	1,300	(530)	(276)	(13,069)	(13,345)

Depreciation and amortization	(81)	(507)	(588)	(149)	(533)	(682)
Additions to tangible and intangible assets	90	407	498	62	340	403

Reconciliation of Plant result of operations

Since Calyxt, Inc., the agricultural biotechnology subsidiary of Cellectis, is a U.S. entity, its financial statements have been prepared in accordance with U.S. GAAP. However, the Plant segment operations, as previously described, have been prepared in accordance with IFRS. The tables below present a reconciliation of the main figures of results of operations for our Plant segment with Calyxt stand alone financial statements.

Reconciliation of Plant Segment result of operations for the nine-month period ended September 30, 2017

$ in thousands	For the nine-month period ended September 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference: Non cash stock-based compensation (1)	Cellectis and Calyxt equity award IFRS/US GAAP difference: Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	509	—	—	128	(316)	1	322

Research and development expenses	(4,216)	518	(5,013)	—	(457)	10	(9,157)
Selling, general and administrative expenses	(8,258)	4,097	(4,968)	(1,654)	660	(18)	(10,141)
Royalties and other operating income and expenses	(83)	—	—	(54)	86	50	—

Total operating expenses	(12,557)	4,615	(9,980)	(1,707)	290	42	(19,298)

Operating income (loss) before tax	(12,048)	4,615	(9,980)	(1,579)	(26)	42	(18,976)

Financial gain (loss)	(131)	—	—	(43)	26	(6)	(155)

Net income (loss)	(12,179)	4,615	(9,980)	(1,623)	—	37	(19,131)

Reconciliation of Plant Segment result of operations for the nine-month period ended September 30, 2016

$ in thousands	For the nine-month period ended September 30, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference: Non cash stock-based compensation (1)	Cellectis equity award IFRS/US GAAP difference: Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	327	—	—	83	(83)	—	327

Research and development expenses	(2,837)	373	(790)	—	(728)	69	(3,912)
Selling, general and administrative expenses	(3,372)	480	(17)	(1,388)	608	(65)	(3,753)
Royalties and other operating income and expenses	(380)	—	—	(34)	213	—	(200)

Total operating expenses	(6,588)	853	(807)	(1,421)	93	4	(7,865)

Operating income (loss) before tax	(6,261)	853	(807)	(1,338)	10	4	(7,538)

Financial gain (loss)	(4)	—	—	(3)	(10)	21	5

Net income (loss)	(6,266)	853	(807)	(1,341)	—	26	(7,533)

Reconciliation of Plant Segment result of operations for the three-month period ended September 30, 2017

€ in thousands	For the three-month period ended September 30, 2017
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference: Non cash stock-based compensation (1)	Cellectis and Calyxt equity award IFRS/US GAAP difference: Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	100	—	—	43	(107)	8	44

Research and development expenses	(1,847)	252	(5,010)	—	(156)	324	(6,438)
Selling, general and administrative expenses	(4,569)	2,800	(4,770)	(526)	250	263	(6,553)
Royalties and other operating income and expenses	(5)	—	—	(21)	(14)	40	—

Total operating expenses	(6,422)	3,051	(9,781)	(547)	81	627	(12,991)

Operating income (loss) before tax	(6,322)	3,051	(9,781)	(504)	(27)	634	(12,947)

Financial gain (loss)	53	—	—	(26)	27	(10)	43

Net income (loss)	(6,269)	3,051	(9,781)	(530)	—	624	(12,904)

Reconciliation of Plant Segment result of operations for the three-month period ended September 30, 2016

$ in thousands	For the three-month period ended September 30, 2016
	Cellectis Consolidated financial statements Reportable segments note (IFRS)	Calyxt equity award plan IFRS/US GAAP difference: Non cash stock-based compensation (1)	Cellectis equity award IFRS/US GAAP difference: Non cash stock-based compensation (1)	Intersegment transactions (2)	Reclassifications (3)	Other (4)	Calyxt Stand alone financial statements (US GAAP)
External revenues and other income	105	—	—	32	(32)	—	105

Research and development expenses	(934)	162	(207)	—	(240)	(18)	(1,236)
Selling, general and administrative expenses	(1,266)	185	(4)	(429)	215	(56)	(1,354)
Royalties and other operating income and expenses	(46)	—	—	(11)	59	(2)	—

Total operating expenses	(2,246)	348	(212)	(440)	35	(76)	(2,590)

Operating income (loss) before tax	(2,141)	348	(212)	(408)	3	(76)	(2,485)

Financial gain (loss)	(38)	—	—	(1)	(3)	21	(22)

Net income (loss)	(2,179)	348	(212)	(410)	—	(55)	(2,507)

(1)	Calyxt equity award plan: In IFRS, the Calyxt equity award plan non-cash stock based compensation is recorded for stock options and other equity compensation plan awards issued by all entities of the consolidated group. The grant-date fair value of share warrants, employee warrants, stock options and free shares granted to employees is recognized as a payroll expense over the vesting period. In U.S. GAAP, the expenses related to the stock options granted in 2014, 2015 and 2016 under the Calyxt, Inc. Equity Incentive Existing Plan and in 2017 under the Omnibus Plan are only incurred upon a triggering event or Initial Public Offering of the Calyxt, Inc., as defined by the plan. Accordingly, with the completion of the IPO on July 25, 2017, Calyxt recognized compensation expense of $5.6 million for stock options granted under the plans for the three and nine-month period ended September 30, 2017. The stock options issued under the plans had an exercise price equal to the estimated fair value of the stock at the grant date for the Omnibus Plan and the IPO date for the Existing Plan.

Cellectis equity award: Since 2016, Cellectis allocates share-based compensation to the share-related entity (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is an expense linked to such entity’s performance. Consequently, in the segment disclosure, all share-based compensation based on Cellectis shares have been charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan. However, the Cellectis equity award plan non-cash stock based compensation expenses related to Cellectis stock-option plans have been recorded in the Calyxt stand-alone financial statements prepared under U.S. GAAP.

(2)	Intersegment transactions primarily relate to management fees invoiced by Cellectis to Calyxt. Intersegment transactions are eliminated in the consolidated financial statements as well as in Cellectis’ presentation of key performance indicators by reportable segment. However, intersegment transactions are included in Calyxt’s stand-alone financial metrics.

(3)	Reclassifications relate to expenses, which are classified differently under IFRS for Cellectis’ consolidated financials and U.S. GAAP for Calyxt’s stand-alone financial statements.

(4)	Other principally reflects adjustments recorded in the Calyxt stand-alone financial statements, which are immaterial when considered by Cellectis on a consolidated basis for purposes of the Cellectis consolidated financial statements. Note that this category includes the restatement of Calyxt’s sale and lease back transaction with respect to its Roseville, Minnesota property, which is recorded as finance lease in US GAAP and in operating lease under IFRS. It also includes foreign exchange impacts related to the translation of Calyxt financials in euros for consolidation purposes.

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of September 30, 2016 and 2017.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	$ in thousands
Net book value as of January 1, 2016	2,072	2,897	340	182	5,490

Additions to tangible assets	10,642	727	395	1,018	12,782
Disposal of tangible assets	—	—	(1)	—	(1)
Depreciation expense	(536)	(738)	(150)	—	(1,425)
Reclassification	—	—	—	(12)	(12)
Translation adjustments	23	38	3	—	64

Net book value as of September 30, 2016	12,200	2,923	587	1,188	16,899

Gross value at end of period	14,778	12,352	992	1,188	29,310
Accumulated depreciation and impairment at end of period	(2,577)	(9,429)	(405)	—	(12,411)
Net book value as of January 1, 2017	12,436	2,859	707	898	16,900

Additions to tangible assets	146	550	176	1,128	2,000
Disposal of tangible assets	(9,243)	—	—	(3)	(9,247)
Reclassification	—	47	18	(64)	—
Depreciation expense	(766)	(851)	(181)	—	(1,799)
Translation adjustments	150	115	61	47	374

Net book value as of September 30, 2017	2,724	2,718	782	2,005	8,229

Gross value at end of period	6,246	11,925	1,402	2,005	21,579
Accumulated depreciation and impairment at end of period	(3,523)	(9,207)	(621)	—	(13,351)

For the nine-month period ended September 30, 2017, we recorded a sale and lease-back transaction related to Calyxt’s land and an existing building, which total net book value was $9.2 million. We also continue our investments in R&D equipment in both the United States of America and France. The addition in tangible assets (including assets under construction) reflects improvements for Calyxt Inc. and Cellectis S.A. sites for $1.3 million and other equipment for $0.7 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31, 2016	As of September 30, 2017
	$ in thousands
Trade receivables	3,914	3,253
Valuation allowance	(287)	(356)

Total net value of trade receivables	3,627	2,897

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31, 2016	As of September 30, 2017
	$ in thousands
Research tax credit	8,389	16,318
Other subsidies	1,500	1,783
Valuation allowance for other subsidies	(1,166)	(1,306)

Total	8,723	16,796

Research tax credit receivables as of September 30, 2017 include the accrual for a French research tax credit related to 2016 for $8.5 million and related to the nine-month period ended September 30, 2017 for $7.1 million. The remaining amount relates to tax credits in the United States.

6.3 Other current assets

	As of December 31, 2016	As of September 30, 2017
	$ in thousands
VAT receivables	1,605	2,204
Prepaid expenses and other prepayments	6,616	9,044
Deferred expenses	—	2,277
Other current assets	648	1,263

Total	8,870	14,788

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the nine-month period ended September 30, 2017, we prepaid certain manufacturing costs related to our product candidates UCART 123, UCART CS1 and UCART22 of which the delivery of products or services is expected in the coming months.

The deferred expense of $2.3 million as of September 30,2017 is related to the sale and lease-back transaction entered into by Calyxt.

Other current assets as of September 30, 2017 include $0.5 million of tax receivables.

Note 7. Current financial assets and Cash and cash equivalents

As of December 31, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	36,592	—	36,592
Cash and cash equivalents	254,568	—	254,568

Current financial assets and cash and cash equivalents	291,159	—	291,159

As of September 30, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	$ in thousands
Current financial assets	40,240	—	40,240
Cash and cash equivalents	263,862	—	263,862

Current financial assets and cash and cash equivalents	304,102	—	304,102

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index and funds performance. Their fair value amount to $39.8 million as of September 30, 2017.

•	Instrument classified under level 2 are measured with reference to observable valuation inputs; they consist in zero-premium accumulator, and amount to $0.4 million of such current financial assets as of September 30, 2017.

7.2 Cash and cash equivalents

	As of December 31,	As of September 30,
	2016	2017
	$ in thousands
Cash and bank accounts	222,088	227,616
Money market funds	12,451	12,634
Fixed bank deposits	20,028	23,612

Total cash and cash equivalents	254,568	263,862

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31,	As of September 30,
	2016	2017
	$ in thousands
Finance leases	30	17

Total non-current financial liabilities	30	17

Finance leases	38	27
Derivative instruments	1,692	2

Total current financial liabilities	1,730	29

Trade payables	9,722	12,693
Other current liabilities	5,196	5,135

Total Financial liabilities	16,678	17,873

Derivative instruments consist of the fair value of zero premium collar instruments that are classified under level 2 in the fair value hierarchy.

The change in trade payables is mainly due to (i) higher external expenses linked with UCART123 and other product candidates’ manufacturing costs and (ii) external expenses related to the IPO of Calyxt.

8.2 Due dates of the financial liabilities

Balance as of September 30, 2017	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	$ in thousands
Finance leases	44	27	17	—
Derivative instruments	2	2	—	—

Financial liabilities	46	29	17	—

Trade payables	12,693	12,693	—	—
Other current liabilities	5,135	5,135	—

Total financial liabilities	17,873	17,856	17	—

Note 9. Other current liabilities

	As of December 31,	As of September 30,
	2016	2017
	$ in thousands
VAT payables	192	37
Accruals for personnel related expenses	4,141	4,525
Other	864	572

Total	5,196	5,135

Accruals for personnel related expenses are mainly related to annual bonuses, vacations accruals and social charges.

As of September 30, 2017, the decrease in “Other” is due to the reimbursement of a subsidy of $0.3 million, that have been received in excess during previous year.

Note 10. Deferred revenues and deferred income

	As of December 31,	As of September 30,
	2016	2017
	$ in thousands
Deferred revenues	38,768	29,744
Lease incentive	161	18

Total Deferred revenue and deferred income	38,929	29,763

Deferred revenues are related to upfront payments in relation to with collaboration agreements that are recognized in revenue as the collaboration services are performed.

Note 11. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	$ in thousands			in $
Balance as of January 1, 2016	2,323	509,938	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	9	727	154,958	—
Share based compensation	—	43,682	—	—

Balance as of September 30, 2016	2,332	554,346	35,333,572	0.05

Balance as of January 1, 2017	2,332	568,185	35,335,060	0.05
Capital increase by issuance of ordinary shares (BSA, BSPCE and free shares)	33	2,078	593,680	—
Share based compensation	—	34,325	—	—
Other movements	—	(36)	—	—

Balance as of September 30, 2017	2,365	604,551	35,928,740	0.05

Capital evolution during the nine-month period ended September 30, 2017

•	During the nine-month period ended September 30, 2017, 126,179 ordinary shares were issued upon the exercise of 121,492 employee warrants (“bons de souscription de parts de créateurs”) for a total amount of $1,924,278; 466,950 free shares were converted to 466,950 ordinary shares; 551 ordinary shares were issued upon the exercise of 551 stock options for a total amount of $13,733 and 148,000 ordinary shares were issued upon subscription of 148,000 non-employees warrants (“bons de souscription d’actions”) for a total amount of $140,036.

Note 12. Non-cash share-based compensation

The new instruments issued during the nine-month period ended September 30, 2017 are the following:

•	June 14, 2017, 2,119,698 Calyxt Inc. stock options were granted to certain of Calyxt Inc’s and Cellectis S.A.’s and Cellectis Inc.’s employees, officers, members of the board of directors, and consultants. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2017 was $1.0 million.

•	June 14, 2017, 1,452,333 Calyxt Inc. restricted stock units were granted to certain of Calyxt Inc.’s and Cellectis S.A.s’ and Cellectis Inc.’s employees, officers, members of the board of directors and consultants. In connection with such stock option grants, non-cash stock-based compensation expense recorded during the nine-month period ended September 30, 2017 was $2.5 million.

Subsequent to the grant date of these instruments, on July 20, 2017, Calyxt executed a 2.45-to-1 stock-split, which applied to the total number of Calyxt Inc.’s shares of common stock options. Data presented herein include the impact of this stock-split on the granted stock options and restricted stock units.

Non-employee warrants which are referred to as “bon de souscription d’action” (or BSA) are granted to the members of the board of directors of Cellectis S.A. and consultants to Cellectis S.A. and Cellectis Inc.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time of such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the quarters and the nine-month periods ended September 30, 2016 and 2017:

Non-cash share-based compensation expense for the nine-month period ended September 30

Non-cash share-based compensation expense	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options Calyxt 2017	RSU Calyxt 2017	Total
For the nine-month period ended
	$ in thousands
September 30, 2016	102	5,406	25,595	2,915	265	8,937	727	587	—	—	44,534
September 30, 2017	1	2,550	10,118	1,326	149	19,169	1,161	530	1,160	2,776	38,940

Non-cash share-based compensation expense for the three-month period ended September 30

Non-cash share-based compensation expense	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Stock options Calyxt 2017	RSU Calyxt 2017	Total
For the three-month period ended
	$ in thousands
September 30, 2016	1	1,703	6,363	816	160	4,051	244	187	—	—	13,526
September 30, 2017	—	32	3,219	381	43	5,755	371	155	852	2,001	12,810

Detail of Calyxt stock options issued during the nine-month period ended September 30, 2017

Date of grant	06/14/2017
Vesting period	Graded
Plan expiration date	06/14/2027
Number of options granted	2,119,698
Share entitlement per options	1
Exercise price (in $ per share)	13.29
Valuation method used	Black-Scholes
Grant date share fair value (in $ per share)	13.29
Expected volatility	25.0%
Average life of options	6.57
Discount rate	1.96%
Expected dividends	0%
Performance conditions	n.a
Fair value per options (in $ per share)	4.00

Detail of Calyxt restricted stock unit issued during the nine-month period ended September 30, 2017

Date of grant	06/14/2017
Vesting period	Graded
Number of RSU granted	1,452,333
Share entitlement per RSU	1
Grant date share fair value (in $ per share)	13.29
Expected dividends	0%
Performance conditions	n.a

The Calyxt Inc. options and RSU granted on June 14, 2017 shall vest as follows:

•	C-Level, Directors and Consultants of Calyxt Inc. and directors, employees and consultants of Cellectis S.A. and Cellectis Inc.

•	15% of the total Number of Shares on June 14, 2018;

•	15% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	CFO and CCO of Calyxt Inc.

•	20% of the total Number of Shares on June 14, 2017;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

•	Employees of Calyxt Inc.

•	15% of the total Number of Shares on June 14, 2018;

•	10% of the total Number of Shares on June 14, 2019;

•	5% vest each quarter after the second anniversary of the grant.

Note 13. Earnings per share

13.1 For the nine-month periods ended September 30

	For the nine-month period ended September 30,
	2016	2017
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(53,905)	(72,266)
Adjusted weighted average number of outstanding shares	35,274,890	35,604,374
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,695,907	35,626,736
Basic / Diluted net income (loss) per share ($ / share)
Basic net income (loss) per share ($ /share)	(1.53)	(2.03)
Diluted net income (loss) per share ($ /share)	(1.53)	(2.03)

13.2 For the three-month periods ended September 30

	For the three-month period ended September 30,
	2016	2017
Net income (loss) attributable to shareholders of Cellectis ($ in thousands)	(14,056)	(26,154)
Adjusted weighted average number of outstanding shares	35,333,572	35,917,975
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,713,432	35,938,145
Basic / Diluted earnings per share ($ / share)
Basic net income (loss) per share ($ /share)	(0.40)	(0.73)
Diluted net income (loss) per share ($ /share)	(0.40)	(0.73)

Note 14. Provisions

	1/1/2017	Additions	Amounts used during the period	Reversals	OCI	09/30/2017
	$ in thousands
Pension	560	65	—	—	71	697
Employee litigation and severance	121	28	(49)	(80)	8	29
Commercial litigation	468	545	(101)	(100)	77	889
Redundancy plan	6	—	—	—	1	6

Total	1,155	639	(150)	(180)	156	1,620

Non-current provisions	560	65	—	—	71	697
Current provisions	594	573	(150)	(180)	86	923

During the nine-month period ended September 30, 2017, we recorded provisions for operating charges linked with discussions with suppliers for $545 thousand. Amounts used during the nine-month period ended September 30, 2017 mainly consist of the payments to a former supplier and in settlement of employee litigations.

Note 15. Commitments

As of September 30, 2017	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	$ in thousands
Sale and lease-back agreement	30,208	870	2,689	2,672	23,978
Facility lease agreements	14,148	3,131	6,152	1,998	2,867
License agreements	19,647	1,238	2,475	2,475	13,459
Manufacturing agreements	10,265	10,265	—	—	—
Other agreements	1,700	1,700	—	—	—

Total contractual obligations	75,969	17,204	11,316	7,145	40,304

Obligations under the terms of the sale and lease-back agreement

The sale and lease-back agreement subscribed by Calyxt in the third quarter of 2017 have been subscribed for a defined term and is classified as an operating lease agreement under IFRS. It results in off-balance sheet commitments.

Obligations under the terms of the facility lease agreements

Facility lease agreements in Paris, France, and in New York City, New York; Montvale, New Jersey; New Brighton, Minnesota; and Roseville, Minnesota (all in the USA) have been subscribed for a defined term. Future payments of these leases, along with the letters of credit provided to the landlords of the Company’s facilities in New York and in New Brighton, are off balance sheets commitments.

Obligations under the terms of license agreements

The Company has entered into various license agreements with third parties that subject it to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

The Company has collaboration agreements whereby it is obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay services rendered in the next year regarding our products UCART123, UCARTCS1 and UCART22.

Note 16. Subsequent events

On October 11, 2017, the board of directors granted 1,220,000 Cellectis stock options under a new 2017 Stock Option Plan with an exercise price of €22.57 per ordinary share to certain of our employees, executive officers, members of the Chief Operating Decision Maker and directors of Cellectis S.A. and certain employees of Cellectis, Inc. In addition, on October 11, 2017, 240,000 non-employee warrants exercisable for an aggregate of 240,000 ordinary shares at an exercise price of €24.34 per share, were issued by our board of directors to certain of our independent directors.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a clinical stage biopharmaceutical company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop, through our subsidiary Calyxt Inc., healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including conducting and preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of $38.5 million, excluding taxes. As of December 31, 2016, Cellectis was eligible to receive up to $935 million in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements.

Our alliance with Pfizer, which commenced in June 2014, addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments, in addition to royalties on sales and research and development costs reimbursements. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we collaborate or may collaborate in the future with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in acute myeloid leukemia (AML), blastic plasmacytoid dendritic cell neoplasm (BPDCN), multiple myeloma, B-cell and T-ALL. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center. In addition, we entered into a clinical trial agreement with Weill Cornell Medical Center, pursuant to which Cornell University serves as the investigational site for the UCART123 Phase 1 clinical study in AML, and a clinical trial agreement with MD Anderson Cancer Center, pursuant to which MD Anderson Cancer Center serves as the investigational site for the UCART123 Phase 1 clinical study in BPDCN.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the manufacturing activities of the requisite raw materials for the manufacturing of UCART123, UCARTCS1, and UCART22, the GMP manufacturing of UCART123, and UCARTCS1 at CELLforCURE and the technology transfer of UCARTCS1 and UCART22 processes to CELLforCURE. We also incur significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur and University of Minnesota. In addition, our cash consumption is driven by the UCART123 clinical studies that have been initiated at Weill Cornell Medical Center and at the MD Anderson Cancer Center and the associated outsourced activities, which include services outsourced to Contract Research Organization and Central Laboratory.

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Euronext Growth market of Euronext (ex Alternext) in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015 and 2016, we received respectively €46.9 million and €24.7 million in payments pursuant to the Pfizer and Servier collaborations. During the nine-month period ended September 30, 2017, we received $6.9 million in payments pursuant to the Pfizer and Servier collaborations agreements.

Calyxt IPO and Key Arrangements

On July 25, 2017, Calyxt completed an initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. Following the initial public offering, Cellectis owns approximately 79.8% of Calyxt’s common stock.

In connection with Calyxt’s IPO, we and Calyxt entered into certain agreements that relate to our relationship with Calyxt prior to the IPO or that provide a framework for our ongoing relationship with Calyxt. The summaries of the most significant provisions of these agreements. These summaries are qualified in their entirety by reference to the full text of such agreements.

Management Services Agreement

We are party to a management services agreement dated January 1, 2016 that we entered into with Calyxt and Cellectis, Inc., a Delaware corporation and our wholly owned subsidiary (“Cellectis, Inc.”), pursuant to which we and Cellectis, Inc. provide certain services to Calyxt, including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, Calyxt pays to us and Cellectis, Inc. certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by us in connection with the provision of such services, payment of a mark-up corresponding to a percentage of certain of the costs and expenses, which range from zero to 10%, and reimbursement of costs and expenses of services that are subcontracted by us on Calyxt’s behalf.

The management services agreement is automatically renewed for one year periods starting on January 1st of each year. Either party has the right to terminate the agreement at the anniversary date of the agreement by giving three months prior notice. We also entered into an amendment to the agreement in connection with IPO to provide that the agreement may otherwise be terminated by us or by Calyxt in connection with certain material breaches by the other party upon prior written notice subject to limited cure periods, the sale of all or substantially all of the assets of either party, certain bankruptcy events or certain judgments.

During fiscal year 2016, Calyxt made payments to us for services provided under the management services agreement of $1.8 million, which excludes direct re-invoicing and royalties paid to us.

Stockholders Agreement

On July 25, 2017 we entered into a stockholders agreement with Calyxt, which we refer to as the stockholders agreement. Pursuant to our stockholders agreement with Calyxt, we have certain contractual rights for so long as we beneficially own at least 50% of the then outstanding shares of Calyxt’s common stock, including:

•	to approve any modification to Calyxt’s or any future Calyxt subsidiary’s share capital (e.g., share capital increase or decrease), the creation of any subsidiary by Calyxt, any grant of stock-based compensation, any distributions or initial public offering, merger, spin-off, liquidation, winding up or carve-out transactions;

•	to approve Calyxt’s annual business plan and annual budget and any modification thereto;

•	to approve any external growth transactions of Calyxt exceeding $500,000 and not included in the approved annual business plan and annual budget;

•	to approve any investment and disposition decisions by Calyt exceeding $500,000 and not included in the approved annual business plan and annual budget (it being understood that this clause excludes the purchase and sale of inventory as a part of the normal course of business);

•	to approve any related-party agreement and any agreement or transaction between the executives or shareholders of Calyxt, on the one hand, and Calyxt or any of its subsidiaries, on the other hand;

•	to approve any decision by Calyxt pertaining to the recruitment, dismissal/removal, or increase of the compensation of executives and corporate officers;

•	to approve any material decision by Calyxt relating to a material litigation;

•	to approve any decision by Calyxt relating to the opening of a social or restructuring plan or pre-insolvency proceedings;

•	to approve any buyback by Calyxt of its own shares;

•	to approve any new borrowings or debts of Calyxt exceeding $500,000 and early repayment of loans, if any (it being understood that we will approve the entering into of contracts for revolving loans and other short-term loans and the repayment of such for financing general operating activities, such as revolving loans for inventory or factoring of receivables);

•	to approve grants by Calyxt of any pledges on securities;

•	to develop new activities and businesses not described in the annual business plan and annual budget;

•	to approve entry into any material agreement or partnership; and

•	to approve any offshore and relocation activities of Calyxt.

In addition, we have the following rights for so long as we beneficially owns at least 15% of the then outstanding shares of Calyxt’s common stock, including:

•	to nominate the greater of three members of Calyxt’s Board of Directors or a majority of the directors;

•	to designate the Chairman of Calyxt’s Board of Directors and one member to each of the audit committee of the Board of Directors, the compensation committee of the Board of Directors and the nominating and corporation governance committee of the Board of Directors;

•	to approve any amendments to Calyxt’ amended and restated certificate of incorporation or its amended and restated by-laws that would change the name of Calyxt, its jurisdiction of incorporation, the location of its principal executive offices, the purpose or purposes for which Calyxt is incorporated or the Cellectis approval items set forth in the stockholders agreement;

•	to approve the payment of any regular or special dividends;

•	to approve the commencement of any proceeding for the voluntary dissolution, winding up or bankruptcy of Calyxt or a material subsidiary;

•	to approve any public or private offering, merger, amalgamation or consolidation of Calyxt or the spinoff of a business of Calyxt or any sale, conveyance, transfer or other disposition of Calyxt’s assets; and

•	to approve any appointment to Calyxt’s Board of Directors contrary to the stockholders agreement or Calyxt’s certificate of incorporation or Calyxt’s by-laws.

In addition, for so long as we beneficially own at least 15% of the then outstanding shares of Calyxt’s common stock, (i) we will be entitled to certain information rights, including the right to consult with and advise senior management, to receive quarterly and annual financial statements and to review Calyxt’s books and records and (ii) Calyxt will also be required to cooperate with us in connection with certain sales and pledges of Calyxt’s shares or grants of security interests in respect thereof, including in connection with margin loans.

The stockholders agreement will also provide us with certain registration rights, including certain demand and piggyback registration rights. The registration rights will remain in effect with respect to any shares covered by the Stockholders Agreement until (i) all of our Calyxt shares have been sold pursuant to an effective registration statement under the Securities Act; (ii) all of our Calyxt shares have been sold to the public pursuant to Rule 144 under the Securities Act; or (iii) we owns less than 10% of the then outstanding shares of Calyxt’s common stock.

Separation Agreement

On July 25, 2017, we entered into a separation agreement with Calyxt, which sets forth certain agreements between us and Calyxt that will govern the relationship between us and Calyxt following this offering, including with respect to the following matters:

•	guarantees;

•	insurance policies;

•	mutual releases and indemnification matters;

•	accounting, financial reporting and internal control issues;

•	confidentiality;

•	ability of the parties to compete with each other; and

•	settlement of intercompany accounts.

The separation agreement will terminate upon the earlier of (i) mutual written consent of us and Calyxt and (ii) the date on which we and our affiliates cease to hold at least 15% of the then outstanding shares of Calyxt’s common stock.

License Agreement with Calyxt

We are party to a license agreement with Calyxt pursuant to which Calyxt has been granted an exclusive, worldwide license (subject to existing licenses granted by us to third parties) to use, commercialize and exploit certain intellectual property in the field of researching, developing and commercializing agricultural and food products, including traits, seeds, and feed and food ingredients (excluding any application in connection with animals and animal cells), except that such license will be non-exclusive in such field for any activities relating to researching, developing or commercializing certain modified or mutated I-CreI homing endonucleases. Calyxt has also been granted a non-exclusive license to use the TALEN trademark in connection with its exploitation of licensed products under the agreement. Any improvements Calyxt makes to the licensed intellectual property will be owned by Calyxt but licensed back to us on an exclusive basis for any use outside of Calyxt’s exclusive agricultural field of use.

In consideration for the license from us, Calyxt is required to pay to us, on a product-by-product and country-by-country basis, a royalty of 3% of net sales of any products that are covered by the patents licensed from us. In addition, Calyxt will be required to pay us 30% of revenue Calyxt receives for sublicensing its rights under the agreement to third parties. Calyxt’s payment obligations to us will expire upon the expiration of the last-to-expire valid claim of the patents licensed to Calyxt by us.

Under our license agreement with Calyxt, and as between the parties, we have the first right to control the prosecution, maintenance, defense and enforcement of the licensed intellectual property and Calyxt will have the right to step in and assume such control with respect to the patents owned by us and exclusively licensed to Calyxt under the agreement if we elect to not prosecute, maintain, defend or enforce such patents. In certain circumstances, if we elect to abandon any patents owned by us and exclusively licensed to Calyxt under the agreement, Calyxt will have the right to assume ownership of such patents. In addition, some of the intellectual property that will be licensed to Calyxt by us consists of an exclusive sublicense, subject to existing sublicenses granted by us to third parties, of intellectual property originally licensed to us by the University of Minnesota to exploit such intellectual property in Calyxt’s exclusive agricultural field of use. Therefore, as to such sublicensed intellectual property, Calyxt’s license from us will be subject to the terms and conditions of the license agreement between the University of Minnesota and us, and to the extent Calyxt’s activities under such sublicense violate any terms and conditions of the license agreement between us and the University of Minnesota, Calyxt will be responsible for any damages that we may incur. In addition, Calyxt is required to reimburse us for any and all payments made by us to the University of Minnesota pursuant to the license agreement between the University of Minnesota and us to the extent that any such payments are required to be made as a result of Calyxt’s applicable activities. Under the license agreement between us and the University of Minnesota, the University of Minnesota has the first right to control the prosecution and maintenance of the licensed intellectual property.

Calyxt’s license agreement with us is perpetual. However it may be terminated upon the mutual written agreement of both parties, either party’s uncured material breach of the agreement, or upon certain bankruptcy and insolvency related events.

Key events of the nine-month period ended September 30, 2017

Since the beginning of 2017, Cellectis has made the following key achievements:

•	On January 3, 2017, Cellectis announced the submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) requesting approval to initiate Phase 1 clinical trials of UCART123 the Company’s most advanced, wholly controlled TALEN® gene edited product candidate in patients with AML and BPDCN.

•	André Choulika presented at the 35th Annual J.P. Morgan Healthcare Conference on Monday, January 9, 2017.

•	In January, Cellectis published a study in Scientific Reports, a Nature Publishing Group journal, describing a novel approach to a CAR design with an integrated environmental signal utilizing oxygen concentration to manipulate the CAR T-cell response.

•	Cellectis created a Clinical Advisory Board (CAB). The CAB serves as a strategic resource to Cellectis as the Company enters the clinical development of allogeneic CAR T immunotherapies led by its wholly owned product candidate, UCART123. Experts from the fields of hematologic malignancies, immunotherapy, immunology, stem cell transplantation joined the CAB: Professors John Gribben, Koen van Besien, Kanti Rai and Catherine Thieblemont joined in January, and Catherine Bollard, Hervé Dombret, Ola Landgren, Marcela Maus and Dietger Niederweiser joined in March.

•	On February 6, 2017, Cellectis received an Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to conduct Phase 1 clinical trials with UCART123, in patients with AML and BPDCN.

•	André Choulika presented at the LEERINK Partners 6th Annual Global Healthcare Conference on February 16, 2017.

•	On March 9, 2017, Servier, together with Pfizer Inc. and Cellectis announced that the U.S. Food and Drug Administration (FDA) granted to Servier an Investigational New Drug (IND) clearance to proceed in the U.S. with the clinical development of UCART19 to treat relapsed/refractory acute lymphoblastic leukemia.

•	On April 27, 2017, André Choulika, was selected as a speaker for the 2017 Milken Institute Global Conference. Dr. Choulika participated as a panelist for a session titled, “Humankind vs. Cancer: The Scorecard” on Wednesday, May 3, 2017.

•	On May 10, 2017, U.S. patent 8,921,332, which claims the use of chimeric restriction endonucleases for directing chromosomal gene editing in cells by homologous recombination (HR), initially issued on Dec. 30, 2014, was upheld by the United States Patent and Trademark Office (USPTO) after a reexamination initiated in October 2015.

•	Between May 10th to 13th, 2017, Cellectis presented data on its gene-edited allogeneic off-the-shelf CAR T-cell immunotherapies (UCART) at the ASGCT 20th Annual Meeting in Washington, D.C., USA.

•	Cellectis’ Annual General Meeting was held at the Company’s head office in Paris on June 26, 2017. At the meeting, more than 73% of voting rights were exercised and all the resolutions recommended by the board of directors, were adopted including the appointment of two new directors to the board of directors, Mr. Rainer Boehm and Mr. Hervé Hoppenot; and the renewal of the term of office of director of Mr. Laurent Arthaud, Mr. Pierre Bastid and Mrs. Annick Schwebig.

•	On June 27, 2017, Cellectis announced the first patient administration in the Phase I clinical study in Acute Myeloid Leukemia (AML) for its investigational product UCART123.

•	On July 24, 2017, the European Patent Office granted patent No. EP3004337, covering a method of using RNA-guided endonucleases, such as Cas9 or Cpf1 for the genetic engineering of T-cells.

•	On July 27, 2017, Cellectis and Molmed S.p.A. signed a Development and Manufacturing Agreement for the development and manufacturing of Cellectis’ UCAR T-cell product candidates.

•	On August 17, 2017, Cellectis announced that the first patient with Blastic Plasmacytoid Dendritic Cell Neoplasm (BPDCN) was dosed in Cellectis’ Phase 1 clinical study using UCART123 at the MD Anderson Cancer Center.

•	On September 4, 2017, Cellectis reported a clinical hold from the U.S. Food and Drug Administration (FDA) on both UCART123 ongoing Phase 1 studies in acute myeloid leukemia (AML) and blastic plasmacytoid dendritic cell neoplasm (BPDCN). The clinical hold was initiated after Cellectis reported one fatality in the BPDCN clinical trial.

•	During September, Cellectis participated in several conferences, including Wells Fargo Conference in Boston, Morgan Stanley Global Healthcare Conference in New York, Ladenburg Thalmann 2017 Conference in New York and Leerink Rare Disease & Immuno-Oncology Conference in New York.

Since the beginning of 2017, Calyxt Inc., Cellectis’ majority-owned plant science subsidiary, has made the following achievements:

•	On March 9, 2017, Calyxt, Inc announced that the Company signed a technology framework agreement with Plant Bioscience Limited (PBL), pursuant to which Calyxt received an option to obtain exclusive licenses to new crops traits.

•	On March 21, 2017, former Cargill executive Manoj Sahoo joined Calyxt as the Calyxt’s Chief Commercial Officer.

•	On May 16, 2017, Calyxt launched, under a services agreement with University of Minnesota, a field trial in United States of America for its gene edited powdery mildew-resistant spring wheat variety, representing its fourth gene-edited crop to undergo trials.

•	On June 7, 2017, Joseph B. Saluri was named as Calyxt’s General Counsel and Executive Vice President, Corporate Development.

•	On July 25, 2017, Calyxt completed an initial public offering on the Nasdaq Global Market, selling an aggregate of 8,050,000 shares of common stock at a price of $8.00 per share (including the full exercise by the underwriters of their over-allotment option). The Company received net proceeds of approximately $58.0 million, after deducting underwriting discounts and commissions and offering expenses. As part of the IPO, Cellectis purchased 2,500,000 shares of common stock for a value of $20.0 million, which is included in the net proceeds that Calyxt received. Calyxt used $5.7 million of the proceeds from us to cover a portion of the outstanding obligations owed to Cellectis. Following the initial public offering, Cellectis owns approximately 80% of Calyxt’s common stock.

•	On September 6, 2017, Calyxt consummated a sale-leaseback transaction, including a lease agreement with a third-party with respect to Calyxt’s lease of certain real property and improvements located at Roseville, Minnesota, for a term of twenty years with an options to extend the term for up to an additional twenty years. Under the lease agreement, Calyxt will initially pay annual base rent of $490,000 until the earlier of (i) the next day after issuance of a temporary certificate of occupancy or other permit to occupy the property by the City of Roseville and (ii) the next day after the certification of substantial completion executed by landlord’s architect or contractor confirming that the work to be done on the property has been substantially completed (such date, the “Initial Term Commencement Date”). On the Initial Term Commencement Date, Calyxt will pay an estimated annual base rent of 8% of the total project cost (“Annual Base Rent”) with scheduled increases in rent of 7.5% on the sixth, eleventh and sixteenth anniversary of the Initial Term Commencement Date as well as on the first day of each renewal term. In connection with the lease agreement, on September 6, 2017, Cellectis entered into a lease guaranty with landlord, whereby Cellectis guaranteed all Calyxt’s liabilities, obligations and duties under the lease agreement. The lease guaranty terminates at the end of the second consecutive calendar year in which Calyxt’s tangible net worth exceeds $300 million. On November 10, 2017, Calyxt and Cellectis entered into an indemnification agreement pursuant to which Calyxt agreed to indemnify Cellectis for any obligations under Cellectis’ lease guaranty, effective at such time as Cellectis owns 50% or less of Calyxt’s outstanding common stock.

•	On September 7, 2017, Calyxt broke ground on its new 40,000-square-foot headquarters, which will be housed on the 11-acre site in Roseville, together with state-of-the-art research labs and a test kitchen. The headquarters will be adjacent to the recently completed approximately 11,000-square-foot greenhouses.

•	On September 25, 2017, Calyxt’s herbicide-tolerant wheat, its third wheat product candidate, and improved oil composition canola, its first canola product candidate, advanced to Phase 1 of development. With these phase advancements, Calyxt now has a total of nine product candidates in Phase 1 development or later across its five crops: soybeans, wheat, canola, potatoes and alfalfa.

•	On September 26, 2017, Calyxt presented at Ladenburg Thalmann 2017 Healthcare Conference in New York, NY.

Key events post September 30, 2017

For Cellectis:

•	On October 4, 2017, Mathieu Simon, M.D., Executive Vice President and Chief Operating Officer, has been appointed to also serve as Interim Chief Medical Officer. In accepting this position, Dr. Simon assumes the responsibilities of Dr. Loan Hoang-Sayag, who resigned from Cellectis to pursue other professional opportunities.

•	Effective October 11, 2017, Dr. Simon also resigned from his position as a member of Cellectis’ Board of Directors in order to focus on his additional responsibilities as Interim Chief Medical Officer.

•	On October 11, 2017, the board of directors granted 1,220,000 Cellectis stock options under a new 2017 Stock Option Plan with an exercise price of €22.57 per ordinary share to certain of our employees, executive officers, members of the Chief Operating Decision Maker and directors of Cellectis S.A. and certain employees of Cellectis, Inc. In addition, on October 11, 2017, 240,000 non-employee warrants exercisable for an aggregate of 240,000 ordinary shares at an exercise price of €24.34 per share, were issued by our board of directors to certain of our independent directors.

•	As of November 6, the FDA has lifted the clinical hold from both Phase 1 trials of UCART123 in AML and in BPDCN. Cellectis is currently working closely with the Phase 1 investigators from Weill Cornell Medicine New York—Presbyterian Hospital and MD Anderson Cancer Center to obtain approval of the revised protocol from their respective institutional review boards in order to resume patient enrollment.

•	On November 10, 2017, Calyxt and Cellectis entered into an indemnification agreement pursuant to which Calyxt agreed to indemnify Cellectis for any obligations incurred by Cellectis under the lease guaranty that Cellectis entered into with Calyxt’s landlord in connection with Calyxt’s Roseville, Minnesota sale-leaseback transaction. The indemnification agreement becomes effective at such time as Cellectis owns 50% or less of Calyxt’s outstanding common stock.

For Calyxt:

•	On October 2, 2017, the first of its two alfalfa product candidates has been designated as a non-regulated article under “Am I Regulated?” Process by Biotechnology Regulatory Services of the Animal and Plant Health Inspection Service (APHIS), an agency of the USDA. The improved quality alfalfa is the sixth Calyxt product candidate to be confirmed as a non-regulated article by the USDA including its high oleic soybean, high oleic / low linolenic soybean, powdery mildew resistant wheat, cold storable potato and reduced browning potato.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	progress the clinical trial of our wholly-controlled UCART123 product candidate and initiate additional clinical trials for other wholly-controlled product candidates;

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our candidate product. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the nine-month periods ended September 30, 2016 and 2017

Revenues.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Collaboration agreements	34,594	17,732	-48.7%	-48.6%
Other revenues	2,108	1,684	-20.1%	-19.9%
Revenues	36,702	19,416	-47.1%	-47.0%

The decrease in revenues of $17.3 million, or 47.1%, between the nine-month periods ended September 30, 2016 and 2017 primarily reflects (i) a decrease of $16.9 million in revenues under our collaboration agreements, of which $8.5 million represents one-time milestone revenue received during the second quarter of 2016 with the first patient dosed in the Phase 1 clinical trial for UCART 19, $4.8 million represents decreased recognition of upfront fees already paid to Cellectis, $1.5 million represents decreased research and development cost reimbursements and $2.2 million represents decreased revenue from payments by Servier for the supply of raw materials and batches of UCART 19 products, and (ii) a $0.4 million decrease in other licenses revenue.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Research tax credit	6,609	7,111	7.6%	7.8%
Other income	145	175	20.9%	21.4%
Other income	6,754	7,286	7.9%	8.1%

The increase in other income of $0.5 million, or 7.9%, between the nine-month periods ended September 30, 2016 and 2017 reflects an increase of $0.5 million in research tax credits, due to higher research and development purchases and external expenses during the nine-month period ended September 30, 2017 that are eligible for the tax credit.

Royalty expenses.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Royalty expenses	(1,155)	(1,748)	51.4%	51.8%

The increase in royalty expenses of $0.6 million, or 51.4%, between the nine-month periods ended September 30, 2016 and 2017 primarily reflects higher expenses to existing partners.

Research and development expenses.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Personnel expenses	(36,445)	(27,927)	-23.4%	-23.2%
Purchases, external expenses and other	(21,824)	(30,599)	40.2%	40.5%
Research and development expenses	(58,269)	(58,525)	0.4%	0.7%

During the nine-month periods ended September 30, 2016 and 2017, research and development expenses increased by $0.3 million or 0.4%. Personnel expenses decreased by $8.5 million from $36.4 million in 2016 to $27.9 million in 2017, primarily due to a $1.9 million decrease in social charges on stock option grants and a $6.7 million decrease in non-cash stock based compensation expense partly offset by a $0.1 million increase in wages and salaries. Purchases and external expenses increased by $8.4 million from $20.7 million in 2016 to $29.1 million in 2017, mainly due to increased expenses related to payments to third parties participating in product development, purchases of biological raw materials, expenses related to process development and expenses associated with the use of laboratories and other facilities. Other expenses relate to continuing leasing and other commitments and increased by $0.4 million.

Selling, general and administrative expenses.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Personnel expenses	(23,917)	(25,040)	4.7%	4.9%
Purchases, external expenses and other	(7,146)	(6,790)	-5.0%	-4.7%
Selling, general and administrative expenses	(31,063)	(31,830)	2.5%	2.7%

During the nine-month periods ended September 30, 2016 and 2017, the increase in selling, general and administrative expenses of $0.8 million, or 2.5%, primarily reflects (i) an increase of $1.1 million in personnel expenses from $23.9 million to $25.0 million, attributable, to a $ 1.6 million increase in wages and salaries, a $1.1 million increase in non-cash stock based compensation expense partly offset by a decrease of $1.6 million in social charges on stock options grants, partially offset by (ii) $0.5 million decrease in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and increased by $0.2 million.

Other operating income and expenses.

.

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Other operating income and expenses	186	317	70.1%	70.4%

During the nine-month periods ended September 30, 2016 and 2017, the change in other operating income and expenses primarily reflects (i) a receivable related to the refund of social charges paid on some previous Cellectis free share grants that expired without being vested for $0.2 million in 2017, (ii) a one-off tax reimbursement and reversals of personnel litigation for a total amount of $0.4 million which were partially offset by other operating expenses of $0.2 million relating to provisions for commercial litigations in 2016.

Financial gain (loss).

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Financial revenues	2,599	6,202	138.6%	139.2%
Financial expenses	(9,660)	(16,171)	67.4%	67.8%
Financial gain (loss)	(7,061)	(9,969)	41.2%	41.5%

The increase in financial revenues of $3.6 million, or 138.6%, between the nine-month periods ended September 30, 2016 and 2017, was mainly attributable to the increase of foreign exchange derivatives fair value adjustment for $2.5 million. The change in financial expenses of $6.5 million, or 67.4%, between the nine-month periods ended September 30, 2016 and 2017, was mainly attributable to $7.7 million increase in foreign exchange loss (from $8.0 million loss in 2016 to a $15.6 million loss in 2017.

Net income (loss)

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Net income (loss)	(53,905)	(75,054)	39.2%	39.6%

The change in net loss of $21.1 million between the nine-month period ended September 30, 2016 and 2017 was mainly due to (i) a $16.8 million decrease in revenues and other income, (ii) a $7.4 million increase in purchases and external expenses, (iii) a $1.7 million increase in wages, (iv) a $1.0 million increase in other expenses, (v) a $0.6 million increase in royalty expenses, and (vi) the $2.9 million increase in financial loss, partially offset by (i) a $5.6 million decrease in non-cash stock-based compensation expense and (ii) a $3.5 million decrease in social charges on stock options and free share grants (iii) a $0.1 million increase in other operating income and expenses.

Non-controlling interests

	For the nine-month period ended September 30,		% change	% change at U.S. dollar-euro constant rate
	2016	2017	2017 vs 2016
Attributable to non-controlling interests	—	(2,788)	n.a.	n.a.

The change in net loss attributable to non-controlling interests is attributable to 20.2% of Calyxt common shares traded on NASDAQ since its IPO, on July 25, 2017.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM for purposes of making decisions about allocating resources to the segments and assessing their performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Net Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are inter-segment transactions between the two reportable segments, including the allocation of corporate general and administrative expenses by Cellectis S.A. and the allocation of research and development expenses among the reportable segments. With respect to corporate general and administrative expenses, Cellectis S.A. provides Calyxt, Inc. with general sales and administrative functions, accounting and finance functions, investor relations, intellectual property, legal advice, human resources, communication and information technology pursuant to a management agreement. Under the management agreement, Cellectis S.A. charges Calyxt, Inc. in euros at cost plus a mark-up ranging between zero to 10%, depending on the nature of the service. Amounts due to Cellectis S.A. pursuant to inter-segment transactions bear interest at a rate of 12-month Euribor plus 5% per annum.

The intersegment revenues represent the transactions between segments. Intra-segment transactions are eliminated within a segment’s results and intersegment transactions are eliminated in consolidation as well as in key performance indicators by reportable segment.

The following table summarizes segment revenues and segment operating profit (loss) for the nine-month periods ended September 30, 2016 and 2017:

	For the nine-month period ended September 30, 2016			For the nine-month period ended September 30, 2017
$ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments
Segment revenues and other income	410	44,550	44,960	637	27,900	28,537
Inter-segment revenues	(83)	(1,421)	(1,504)	(128)	(1,707)	(1,835)

External revenues and other income	327	43,129	43,456	509	26,193	26,702

Research and development expenses	(2,837)	(55,432)	(58,269)	(4,216)	(54,309)	(58,525)
Selling, general and administrative expenses	(3,372)	(27,692)	(31,063)	(8,258)	(23,572)	(31,830)
Royalties and other operating income and expenses	(380)	(588)	(968)	(83)	(1,348)	(1,431)

Total operating expenses	(6,588)	(83,712)	(90,300)	(12,557)	(79,229)	(91,787)

Operating income (loss) before tax	(6,261)	(40,583)	(46,844)	(12,048)	(53,037)	(65,085)

Financial gain (loss)	(4)	(7,056)	(7,061)	(131)	(9,837)	(9,969)

Net income (loss)	(6,266)	(47,639)	(53,905)	(12,179)	(62,874)	(75,054)

Non-controlling interests	—	—	—	(2,788)	—	(2,788)

Net income (loss) attributable to shareholders of Cellectis	(6,266)	(47,639)	(53,905)	(9,392)	(62,874)	(72,266)

Adjustment of share-based compensation	853	43,682	44,534	4,615	34,325	38,940

Adjusted net income (loss) attributable to shareholders of Cellectis	(5,413)	(3,958)	(9,371)	(4,776)	(28,549)	(33,326)

Depreciation and amortization	(150)	(1,476)	(1,626)	(417)	(1,555)	(1,972)
Additions to tangible and intangible assets	10,290	2,944	13,234	680	1,463	2,143

Since 2016, we have allocated the share-based compensation to the share-related entity, (rather than the entity related to the employee that benefited from such compensation), considering that the share-based compensation is linked to entity’s performance. Consequently, all share-based compensation based on Cellectis shares is charged in the Therapeutics segment, even if some Calyxt employees are included in a Cellectis stock-option plan.

Therapeutics segment

External revenues in our Therapeutics segment decreased by $16.9 million, from $43.1 million for the nine-month period ended September 30, 2016 to $26.2 million for the nine-month period ended September 30, 2017. The decrease was primarily due to a decrease of $16.9 million in collaboration agreement revenues and a $0.4 million decrease in license revenues, partially offset by an increase of $0.5 million in research tax credits, as described in sections “Revenues” and “Other income” of the Group’s operating result analysis.

The decrease in total operating expenses of $4.5 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017 resulted primarily from lower personnel expenses, attributable to a decrease of $3.5 million in social charges on stock options grants and a decrease of $9.4 million in non-cash stock-based compensation expenses, partly offset by an increase of $0.7 million in personnel wages and salaries, an increase of $7.0 million in purchases, external and other expenses and an increase of $0.8 million in royalties and other expenses.

Operating loss before tax for our Therapeutics segment decreased by $12.5 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017.

Adjusted net loss attributable to shareholders of Cellectis for our Therapeutics segment increased by $24.6 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017.

Plants segment

External revenues in our Plants segment increased by $0.2 million from $0.3 million for the nine-month period ended September 30, 2016 to $0.5 million for the nine-month period ended September 30, 2017, mainly due to the record of a $0.1 million income tax credits.

The increase in total operating expenses of $6.0 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017 resulted primarily from a significant increase in Calyxt, Inc. activities, driven by an increase of $3.8 million in non-cash stock-based compensation expenses, an increase of $1.1 million in personnel wages and salaries, as well as, an increase of $1.4 million in purchases, external and other expenses, partially offset by a decrease of $0.3 million in royalties expenses.

Operating loss before tax for our Plants segment decreased by $5.8 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017.

Adjusted net loss attributable to shareholders of Cellectis for our Plants segment decreased by $0.6 million from the nine-month period ended September 30, 2016 to the nine-month period ended September 30, 2017.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier.

Liquidity management

As of September 30, 2017, we had cash and cash equivalents of $263.9 million and current financial assets of $40.2 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($203.6 million as of September 30, 2017). Current financial assets denominated in U.S. Dollars amounted to $39.6 million as of September 30, 2017.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the nine-month periods ended September 30, 2016 and 2017:

	For the nine-month period ended September 30,
	2016	2017
Net cash flows provided by (used in) operating activities	(34,374)	(42,814)
Net cash flows provided by (used in) investing activities	(100,599)	2,297
Net cash flows provided by (used in) financing activities	430	40,313

Total	(134,543)	(204)

Effect of exchange rate changes on cash	366	9,498

For the nine-month periods ended September 30, 2016 and 2017, our net cash flows used in operating activities decreased due to the change in our net loss, described above, and timing in payments made for manufacturing activities.

For the nine-month periods ended September 30, 2017, our net cash used in investing activities primarily reflects, the proceeds from disposal of $7.0 million related to Calyxt land and building sale and leaseback agreement, partially offset by our acquisition of $2.4 million of financial current assets at Cellectis S.A. and our investments in R&D equipment in both the United States and France of $2.3 million. In 2016, our net cash flows in investing activities mainly reflected the acquisition of $98.0 million of current financial assets.

For the nine-month periods ended September 30, 2017, our net cash flows provided by financing activities mainly reflects the subscription to Calyxt IPO for $38.1 million and the subscription of non-employee warrants in January 2017 for $0.1 million and the exercise of 121,492 employee warrants during the period for $2.0 millions.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We entered into (i) financial derivative instruments agreements to minimize impacts from exchange rate fluctuations and (ii) seed and grain production agreements with settlement value based on commodity market future pricing. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into dollars for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

While we are engaged in hedging transactions to minimize the impact of uncertainty in future exchange rates on cash flows, we may not hedge all of our foreign currency exchange rate risk. In addition, hedging transactions carry their own risks and costs, including the possibility of a default by the counterpart to the hedge transaction. We cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect our financial condition, results of operations and cash flows

Financial loss was $7.1 million for the nine-month period ended September 30, 2016 compared with a financial loss of $10.0 million for the nine-month period ended September 30, 2017. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts and its impact on the fair value of our derivative instrument.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2016. There have been no changes in the Company’s internal control over financial reporting during the quarter ended September 30, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

Exhibit	Title

10.1	Management Services Agreement dated January 1, 2016 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.2	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.3	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.4	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.5	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.